================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 30)

                          -----------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                 87927W10
     (Title of class of securities)                      (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                   September 19, 2005 through January 12, 2006
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                    (page 1)

------------------------------------     ---------------------------------------
 CUSIP No. 87927W10                  13D
------------------------------------     ---------------------------------------

-------------  -----------------------------------------------------------------
 1              NAME OF REPORTING PERSON      EDIZIONE HOLDING S.p.A.
                I.R.S. IDENTIFICATION NO.     Not Applicable
                OF ABOVE PERSON
-------------  -----------------------------------------------------------------
 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [X]
                                                                         (b) [ ]
-------------  -----------------------------------------------------------------
 3              SEC USE ONLY
-------------  -----------------------------------------------------------------
 4              SOURCE OF FUNDS:                             WC
-------------  -----------------------------------------------------------------
 5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
-------------  -----------------------------------------------------------------
 6              CITIZENSHIP OR PLACE OF ORGANIZATION:        Italy
--------------------------------------------------------------------------------
 NUMBER OF      7            SOLE VOTING POWER:              30,084,650
 SHARES
               -----------  ----------------------------------------------------
 BENEFICIALLY   8            SHARED VOTING POWER:            2,407,345,359
 OWNED BY                                                    (See Item 5)
               -----------  ----------------------------------------------------
 EACH           9            SOLE DISPOSITIVE POWER:         30,084,650
 REPORTING
               -----------  ----------------------------------------------------
 PERSON WITH    10           SHARED DISPOSITIVE POWER:       2,407,345,359
                                                             (See Item 5)
-------------  -----------------------------------------------------------------
 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY       2,437,430,009
                REPORTING PERSON:
-------------  -----------------------------------------------------------------
 12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                              [ ]
-------------  -----------------------------------------------------------------
 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.23%
                                                                    (See Item 5)
-------------  -----------------------------------------------------------------
 14             TYPE OF REPORTING PERSON:           CO

                                    (page 2)





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------------------------------------     ---------------------------------------
 CUSIP No. 87927W10                  13D
------------------------------------     ---------------------------------------

-------------  -----------------------------------------------------------------
 1              NAME OF REPORTING PERSON     EDIZIONE FINANCE INTERNATIONAL S.A.
                I.R.S. IDENTIFICATION NO.    Not Applicable
                OF ABOVE PERSON
-------------  -----------------------------------------------------------------
 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [X]
                                                                         (b) [ ]
-------------  -----------------------------------------------------------------
 3              SEC USE ONLY
-------------  -----------------------------------------------------------------
 4              SOURCE OF FUNDS:                             WC
-------------  -----------------------------------------------------------------
 5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
-------------  -----------------------------------------------------------------
 6              CITIZENSHIP OR PLACE OF ORGANIZATION:        Italy
--------------------------------------------------------------------------------
 NUMBER OF      7            SOLE VOTING POWER:              0
 SHARES
               -----------  ----------------------------------------------------
 BENEFICIALLY   8            SHARED VOTING POWER:            2,407,345,359
 OWNED BY                                                    (See Item 5)
               -----------  ----------------------------------------------------
 EACH           9            SOLE DISPOSITIVE POWER:         0
 REPORTING
               -----------  ----------------------------------------------------
 PERSON WITH    10           SHARED DISPOSITIVE POWER:       2,407,345,359
                                                             (See Item 5)
-------------  -----------------------------------------------------------------
 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY       2,407,345,359
                REPORTING PERSON:
-------------  -----------------------------------------------------------------
 12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                              [ ]
-------------  -----------------------------------------------------------------
 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.00%
                                                                    (See Item 5)
-------------  -----------------------------------------------------------------
 14             TYPE OF REPORTING PERSON:             CO

                                    (Page 3)





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------------------------------------     ---------------------------------------
 CUSIP No. 87927W10                  13D
------------------------------------     ---------------------------------------

-------------  -----------------------------------------------------------------
 1              NAME OF REPORTING PERSON      RAGIONE S.a.p.a. DI GILBERTO
                I.R.S. IDENTIFICATION NO.     BENETTON E C.
                OF ABOVE PERSON               Not Applicable
-------------  -----------------------------------------------------------------
 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [X]
                                                                         (b) [ ]
-------------  -----------------------------------------------------------------
 3              SEC USE ONLY
-------------  -----------------------------------------------------------------
 4              SOURCE OF FUNDS:                             WC
-------------  -----------------------------------------------------------------
 5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                               [ ]
-------------  -----------------------------------------------------------------
 6              CITIZENSHIP OR PLACE OF ORGANIZATION:        Italy
--------------------------------------------------------------------------------
 NUMBER OF      7            SOLE VOTING POWER:              30,084,650
 SHARES
               -----------  ----------------------------------------------------
 BENEFICIALLY   8            SHARED VOTING POWER:            2,407,345,359
 OWNED BY                                                    (See Item 5)
               -----------  ----------------------------------------------------
 EACH           9            SOLE DISPOSITIVE POWER:         30,084,650
 REPORTING
               -----------  ----------------------------------------------------
 PERSON WITH    10           SHARED DISPOSITIVE POWER:       2,407,345,359
                                                             (See Item 5)
-------------  -----------------------------------------------------------------
 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY       2,437,430,009
                REPORTING PERSON:
-------------  -----------------------------------------------------------------
 12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                              [ ]
-------------  -----------------------------------------------------------------
 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.23%
                                                                    (See Item 5)
-------------  -----------------------------------------------------------------
 14             TYPE OF REPORTING PERSON:           PN

                                    (Page 4)





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      This Amendment No. 30 amends the Statement on Schedule 13D dated August 9,
2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

      This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

      During the period between September 19, 2005 and September 21, 2005, Edizione Holding acquired an aggregate of 8,000,000 Telecom Italia Shares (representing 0.06% of the outstanding Telecom Italia Shares) as described in paragraph (b) of Item 5 below and as set forth in Schedule I. Edizione Holding used funds from its available cash resources.

Item 4. Purpose of the Transaction
        --------------------------

      During the period between September 19, 2005 and September 21, 2005, Edizione Holding acquired an aggregate of 8,000,000 Telecom Italia Shares (representing 0.06% of the outstanding Telecom Italia Shares) as described in paragraph (b) of Item 5 below and as set forth in Schedule I. Edizione Holding acquired the beneficial ownership of such Telecom Italia Shares for investment purposes.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

      (a) Each of Edizione Holding and Ragione beneficially holds 2,437,430,009 of Telecom Italia Shares, or approximately 18.23% of the outstanding Telecom Italia Shares. Edizione Holding and Ragione have shared voting and dispositive power over 2,407,345,359 Telecom Italia Shares through their interest in Olimpia, and shared voting and dispositive power over 30,084,650 Telecom Italia Shares, which are directly held by Edizione Holding.

      (b) Between September 19, 2005 and September 21, 2005, Edizione Holding acquired 8,000,000 Telecom Italia Shares (representing 0.06% of the outstanding Telecom Italia Shares) in market transactions effected on the Italian stock exchange. Information in respect of each transaction involving the acquisition of such Telecom Italia Shares is set forth on Schedule I.

                                    (Page 5)

      (c) Edizione Holding entered into a series of put and call arrangements between December 28, 2005 and January 11, 2006 for a total of 70,000,000 Telecom Italia Shares. The following are the aforementioned put and call arrangements entered into by Edizione Holding:

            (i) On December 28, 2005, Edizione Holding purchased from Mediobanca Banca di Credito Finanziario S.p.A. ("Mediobanca") a call option, in consideration for selling to Mediobanca a put option, each with respect to 10,000,000 Telecom Italia Shares. The call option may be exercised by Edizione Holding in whole on June 16, 2006 at euro 2.6072 per share and the put option may be exercised by Mediobanca in whole on June 16, 2006 at euro 2.2897 per share. Edzione Holding may require that the relevant option be settled in cash. The form of letter agreement confirming the principal terms of the options is filed as Exhibit 68.

            (ii) On December 30, 2005, Edizione Holding, in consideration for selling to HSBC a put option, purchased from HSBC a call option, with respect to 10,000,000 Telecom Italia Shares. The call option may be exercised by Edizione Holding in whole on June 16, 2006 at euro 2.6139 per share and the put option may be exercised by HSBC in whole on June 16, 2006 at euro 2.2512 per share. Edizione Holding may require that the relevant option be settled in cash. The form of the letter agreement confirming the principal terms of the options is filed as Exhibit 69.

            (iii) On January 5, 2006, Edizione Holding purchased from HSBC a call option, in consideration for selling to HSBC a put option, each with respect to 20,000,000 Telecom Italia Shares. The call option may be exercised by Edizione Holding in whole on June 16, 2006 at euro 2.6534 per share and the put option may be exercised by HSBC in whole on June 16, 2006 at euro 2.3154 per share. Edizione Holding may require that the relevant option be settled in cash. The form of the letter agreement confirming the principal terms of the options is filed as Exhibit 70.

            (iv) On January 12, 2006, Edizione Holding purchased from Banca Akros S.p.A. a call option, in consideration for selling to Banca Akros S.p.A. a put option, each with respect to 30,000,000 Telecom Italia Shares. The call option may be exercised by Edizione Holding in whole on June 16, 2006 at euro 2.6522 per share and the put option may be exercised by Banca Akros S.p.A. in whole on June 16, 2006 at euro 2.3188 per share. Edizione Holding may require that the relevant option be settled in cash. The form of the letter agreement confirming the principal terms of the options is filed as Exhibit 71.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

      On December 22, 2005, Olimpia announced it had pledged approximately 119,000,000 Telecom Italia Shares in favor of Interbanca S.p.A. and Banca Antonveneta Popolare Veneta S.p.A. to secure its obligations under a financing agreement, dated December 27, 2005, pursuant to which these banks agreed to lend to Olimpia an aggregate of up to euro 260,000,000 on the terms and conditions set forth therein. English translation of the press release is filed as Exhibit
72. English translations of the financing agreement and pledge instrument will be filed by amendment.

                                    (Page 6)

      The information contained in Item 5 with respect to certain options to which Edizione Holding is a party is incorporated by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

68. Form of letter agreement, dated December 28, 2005, between Mediobanca Banca di Credito Finanziario S.p.A. and Edizione Holding S.p.A.

69. Form of letter agreement, dated December 30, 2005, between HSBC Bank Plc and Edizione Holding S.p.A.

70. Form of letter agreement, dated January 5, 2006, between HSBC Bank Plc and Edizione Holding S.p.A.

71. Forms of letter agreement, dated January 12, 2006, between Banca Akros S.p.A. and Edizione Holding S.p.A.

72.   Press Release of Olimpia, dated December 22, 2005. [English translation]

                                    (Page 7)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

68. Form of letter agreement, dated December 28, 2005, between Mediobanca Banca di Credito Finanziario S.p.A. and Edizione Holding S.p.A.

69. Form of letter agreement, dated December 30, 2005, between HSBC Bank Plc and Edizione Holding S.p.A.

70. Form of letter agreement, dated January 5, 2006, between HSBC Bank Plc and Edizione Holding S.p.A.

71. Forms of letter agreement, dated January 12, 2006, between Banca Akros S.p.A. and Edizione Holding S.p.A.

72.   Press Release of Olimpia, dated December 22, 2005. [English translation]

                                    (Page 8)

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: January 24, 2006

                                        EDIZIONE HOLDING S.p.A.

                                        By: /s/ Gianni Mion
                                            -------------------------------
                                            Name:  Gianni Mion
                                            Title: Chief Executive Officer

                                    (Page 9)

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: January 24, 2006

                                        EDIZIONE FINANCE INTERNATIONAL S.A.

                                        By: /s/ Gustave Stoffel
                                            ---------------------------------
                                            Name:  Gustave Stoffel
                                            Title: Director

                                    (Page 10)

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: January 24, 2006

                                        RAGIONE S.a.p.a DI GILBERTO
                                          BENETTON E C.

                                        By: /s/ Gilberto Benetton
                                            ---------------------------------
                                            Name:  Gilberto Benetton
                                            Title: Chairman

                                    (Page 11)

                                   SCHEDULE I
                                   ----------

Acquisitions by Edizione Holding of Telecom Italia Shares - 09/19/05 through 09/21/05.

      Date of Acquisition    Number of Securities   Price per Security (1)
--------------------------------------------------------------------------------
          09/19/2005               3,000,000                2.5888
--------------------------------------------------------------------------------
          09/20/2005               2,000,000                2.5724
--------------------------------------------------------------------------------
          09/21/2005               3,000,000                2.5918
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Prices are denominated in Euros, and exclude commissions and fees.

                                    (Page 12)